UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2025

Commission File Number 001-35948

Kamada Ltd.

(Translation of registrant’s name into English)

2 Holzman Street
Science Park, P.O. Box 4081
Rehovot 7670402
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements, File Nos. 333-192720, 333-207933, 333-215983, 333-222891, 333-233267 and 333-265866.

The following exhibit is attached:

99.1	Kamada Affirms 2024 Financial Guidance and Announces Expected Continued Double-Digit Profitable Growth for 2025

99.2	Company's Presentation – January 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 8, 2025	KAMADA LTD.

	By:	/s/ Nir Livneh
Nir Livneh Vice President General Counsel and Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Kamada Affirms 2024 Financial Guidance and Announces Expected Continued Double-Digit Profitable Growth for 2025

99.2	Company's Presentation – January 2025

3